Exhibit 99.1

News Release
B2Gold Announces First Quarter 2014 Results.
Reports a 21% increase in gold production and $90 per ounce reduction in cash operating costs, resulting in strong operating cash flows.

Vancouver, May 14, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports results from its operations for the first quarter ended March 31, 2014. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the first quarter include:

2014 First Quarter Operational and Financial Highlights

•	Gold production of 96,303 ounces, an increase of 21% over the first quarter of 2013
•	Consolidated cash operating costs of $634 per ounce of gold, approximately $90 per ounce lower than in the same period of 2013, and 7% below budget
•	Gold revenue of $129 million on sales of 98,995 ounces at an average price of $1,303 per ounce
•	Cash flow from operating activities before changes in non-cash working capital of $43.3 million ($0.06 per share), 14% higher than in the previous quarter
•	Adjusted net income of $17.5 million ($0.03 per share)
•	Maintaining 2014 production and cost guidance
•	Strong cash position of $183.5 million at quarter end
•	Mine construction at Otjikoto remains on track and on budget with production expected to commence in the fourth quarter of 2014

2014 First Quarter Operational Results

Consolidated gold production in the first quarter of 2014 was 96,303 ounces, an increase of 21%, compared to 79,661 ounces produced in the same period last year. The increased production was due to the continued strong operational performance of the Company’s La Libertad and Limon Mines in Nicaragua, where gold production increased by 33% and 8%, respectively. Gold production also increased as a result of a full quarter of gold production from the Masbate Mine being included in the Company’s consolidated operating results. The Company acquired the Masbate Mine on January 16, 2013. Production totaling 7,087 ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013 was not included in the Company’s consolidated operating results in the first quarter of 2013.

For the first half of 2014, budgeted gold production of 194,033 ounces is expected to be lower than in the second half of the year of 207,355 ounces, due to a number of factors including the SAG mill replacement in June at the Masbate Mine. In the first quarter of 2014, gold production of 96,303 ounces was near the lower end of the Company’s forecast range. Overall, consolidated production guidance of 395,000 to 420,000 ounces of gold for the year remains unchanged.

Consolidated cash operating costs for the first quarter of 2014 were $634 per ounce of gold, a significant reduction of approximately $90 per ounce compared to the same period last year of $722 per ounce. Consolidated cash operating costs were also 7% below budget in the first quarter of 2014, each of the Company’s three operating mines achieved lower than budgeted per ounce cash operating costs. Consolidated all-in-sustaining costs for the quarter were $1,039 per ounce.

The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold at a operating cash cost of $667 to $695 per ounce. All-in sustaining cash costs are forecast to be in a range of $1,025 to $1,125 per ounce of gold. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions.

2014 First Quarter Financial Results

Gold sales in the first quarter of 2014 were 98,995 ounces on production of 96,303 ounces. This compares to sales of 95,042 ounces on production of 79,661 ounces in the first quarter of 2013. Gold sales in the first quarter of 2013 benefitted from the sale of 20,811 ounces relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Gold revenue for the first quarter of 2014 was $129 million on sales of 98,995 ounces at an average price of $1,303 per ounce compared to $154.9 million (which included a non-cash amount of $9.4 million described below) on sales of 95,042 ounces at an average price of $1,629 per ounce in the 2013 first quarter. The decrease in gold revenue was mainly attributable to a 20% decline in the average realized gold prices. Gold sales volume only increased by 4% in the first quarter of 2014 (compared to a 21% increase in gold production in the quarter) as gold revenue in the first quarter of 2013 included the sale of the Masbate Mine’s gold product inventory acquired on January 16, 2013.

Gold revenue of $154.9 million in the first quarter of 2013 also included a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. As at December 31, 2013, all of the Masbate gold forward contracts had been delivered into (and the related fair value adjustment of negative $37.4 million on acquisition had been fully amortized to gold revenue in 2013).

Cash flow from operating activities before changes in non-cash working capital was $43.3 million ($0.06 per share) in the first quarter of 2014 compared to $38.1 million ($0.06 per share) in the fourth quarter of 2013, an increase of 14%. In the first quarter of 2014, cash flow from operating activities before changes in non-cash working capital was the second highest in the Company’s history, despite a significant decrease in the average realized gold price. In the first quarter of 2013, cash flow from operating activities before changes in non-cash working capital was $47 million ($0.08 per share), higher than in the first quarter of 2014 as it benefitted from the gold sales of the Masbate Mine’s gold product inventory acquired on January 16, 2013.

Adjusted net income was $17.5 million ($0.03 per share) compared to $40 million ($0.07 per share) in the same period of 2013 (see “Non-IFRS Measures” section in the Company’s Management's Discussion & Analysis for the first quarter of 2014 available on SEDAR at www.sedar.com for a reconciliation of net income to adjusted net income). Adjusted net income in the first quarter of 2014 primarily excludes a non-cash mark-to-market loss of $38.3 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013. The convertible notes are measured at fair value on each financial reporting period-end date.

For the first quarter of 2013, the Company generated a (GAAP) loss of $24 million (negative $0.04 per share) compared to net income of $0.06 million ($0.00 per share) in the equivalent period of 2013. As discussed above, the Company’s first quarter earnings were affected by a non-cash mark-to-market loss of $38.3 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013.

Liquidity and Capital Resources

At March 31, 2014, the Company remained in a strong financial position with cash and cash equivalents of $183.5 million and working capital of $237.5 million. In the first quarter of 2014, resource property expenditures totaled $95 million which included Otjikoto Mine construction and mobile equipment expenditures of $61.5 million. The Company expects that it will be able to complete the Otjikoto Mine construction along with its other planned 2014 capital and exploration expenditures, by using its strong mine operating cash flows, existing cash position and its available credit facilities. In 2015, the Company’s cash from operations is expected to increase significantly due to gold production from the Otjikoto mine.

As at March 31, 2014, the Company had available a $200 million Senior Credit Facility of which $50 million had been utilized. On February 19, 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility. The Company also has a $34 million Otjikoto equipment loan facility available, of which $22.1 million had been drawn down by March 31, 2014.

Operations

Masbate Gold Mine - Philippines

At the Masbate Mine in the Philippines, first quarter production was 42,576 ounces of gold compared to budget of 51,892 ounces. Overall, production guidance for the year remains unchanged. Gold production was lower than budget, due to a number of factors. At the end of 2013, mine development at the Colorado Pit had advanced more slowly than planned. As a result, mill feed in the first quarter of 2014 (which was forecast to be 100% high grade oxide material from the Colorado Pit) contained transitional and primary ore from the HMBE and Main Vein Pits not anticipated in the budget, which have a lower predicted recovery than the oxide ore from the Colorado Pit. As the Colorado Pit development is expected to catch up to budget in the coming months, the high grade oxide ore from Colorado which had been scheduled to be processed in the quarter will be mined and processed later in the year.

In the first quarter of 2013, gold production at the Masbate Mine was 43,554 ounces of which 36,467 ounces were included in the consolidated results of the Company. The difference of 7,087 ounces related to production from January 1, 2013 to January 15, 2013, prior to the acquisition of the Masbate Mine by the Company on January 16, 2013.

Cash operating costs for the first quarter of 2014 were $723 per ounce, approximately 4% lower than budget, as a result of less than budgeted waste being mined and high grade ore stockpiling which provided a positive stockpile adjustment against mining costs. Mining of ore was ahead of schedule in the quarter. High grade ore production significantly exceeded both budget (2,105,576 tonnes compared to budget of 1,530,575 tonnes) and ore tonnes milled, resulting in a stock-pile increase. High grade ore production was below budget in terms of grade but significantly above budget in terms of tonnes and (contained) ounces. This predominately reflects differences in mining location versus budget schedule.

Total capital expenditures in the first quarter of 2014 totaled $9.5 million, consisting mainly of a tailings dam expansion, the construction of a water treatment plant and additions to mining equipment.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, at an operating cash cost of approximately $765 to $800 per ounce.

In the second quarter of 2014, the existing SAG mill is planned to be replaced. The SAG mill is on site and transfer and assembly of the crane is underway. Actual change-out of the SAG mill will occur in June. On restart, the operation will gain approximately 300,000 tonnes per year of operating capacity. SAG Mill motors and gear boxes have been upgraded to handle the additional capacity.

Last year, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. That preliminary work continues, with conclusions expected in the fourth quarter of 2014. A proposed mill expansion would allow the Company to take advantage of opportunities to process additional ore, allow for the full utilization of the new SAG mill and optimize process plant gold recoveries.

La Libertad Gold Mine - Nicaragua

La Libertad continued its strong operational performance in the quarter, with both gold production ahead of budget and operating cash costs below budget. First quarter gold production at La Libertad was 38,596 ounces, 33% higher than in the same period of 2013 and 2,430 ounces higher than budget. Higher grade than budgeted contributed to the surplus production (2.36 g/t processed versus 2.17 g/t budget), due to better grade performance from pit sources.

Cash operating costs were $541 per ounce in the quarter, approximately $42 per ounce below budget. Operating cash costs were better than expected due to higher gold production arising from better grades at the Mojon and Crimea pits.

Total capital expenditures in the first quarter of 2014 were $7.8 million, which included $2.9 million of deferred stripping costs, mainly at the Mojon pit, and La Esperanza tailings dam construction costs of $2.2 million.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

El Limon Gold Mine - Nicaragua

Quarterly production at the Limon open pit and underground mine was 15,131 ounces of gold, slightly below budget of 15,685 ounces, but a 7.5% improvement over the first quarter 2013 production of 14,070 ounces.

Cash operating costs were $624 per ounce in the quarter, approximately $42 per ounce below budget.  The better than expected operating cash costs were mainly due to lower site contractor and outside services charges. Processing costs were also positively impacted by reduced liner and reagent usage.

Capital expenditures in the first quarter of 2014 totaled $4.8 million which mainly included deferred underground mine development of $1.2 million, deferred pre-stripping charges of $1.1 million, and the purchase of mobile equipment of $1 million.

The Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at a cash operating cost of approximately $650 to $675 per ounce.

Development Projects

Otjikoto Development Project, Namibia

Construction at the Company’s open pit Otjikoto Mine in Namibia remains on time and on budget. Construction is expected to be completed and production is scheduled to commence in the fourth quarter of 2014.

Construction commenced January 2013 and will continue into the fourth quarter of 2014. Construction is being managed by B2Gold’s experienced team. Excavation at the mill area is complete and a concrete batch plant is in continuous use to assist with the pouring of foundations. A total of about 15,000 cubic metres of concrete will be poured during construction, and a total of 13,000 cubic metres of concrete has been poured through March 2014. The mill and mining offices have already been completed by a local contractor and the construction of all the other administration buildings is progressing well. Most of the equipment and supplies to build the mill have been purchased and are arriving daily at site. Mill construction activities are progressing well, 9,000 cubic metres of concrete having been poured in this area, and six leach tanks and five CIP tanks having been erected to date. Additionally, steel is arriving daily at site and the steel workers have begun to erect steel around the mill and tank areas. The total volume of material moved from the pit area to date is approximately 6.5 million tonnes. In addition, the tailings impoundment has been constructed and lined. This facility is substantially complete and will be used to capture water to start the mill in 2014.

Pre-production expenditures for the quarter ended March 31, 2014 totaled approximately $61.5 million (on a cash basis), including mobile equipment purchases of $6.8 million, power plant costs of $3.4 million and pre-stripping costs of $1.4 million.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce. However, based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces per year.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Kiaka Development Project, Burkina Faso

The Company owns an 81% interest in the Kiaka project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou.

A permitting study to advance the Kiaka property to an exploitation license was completed and submitted to the Ministry of Mines and Energy in Burkina Faso on March 13, 2014. The permitting study is based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and utilizes a smaller pit that resulted in an improved ore to waste ratio. The Company is progressing on a feasibility study that focuses on the higher grade section of the resources of 54 million tonnes at an average grade of 1.49 g/t gold for 2.58 million ounces in measured and indicated resource categories.

The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration license to an exploitation license, completing a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs), keeping the tenements in good standing and for overhead and administration.

In 2014, the $3.6 million exploration program at Kiaka will focus on drilling of the inferred resource to upgrade areas of inferred to indicated, complete a geological interpretation of the deposit and continue to evaluate some of the regional targets within the claim area.

Gramalote Development Project, Colombia

On March 12, 2014, the Company announced positive results from the Preliminary Economic Assessment for the Gramalote gold project in Colombia. The Gramalote property is a 51% AngloGold Ashanti Ltd. (“AngloGold Ashanti”) and 49% B2Gold joint venture with AngloGold Ashanti as the project manager. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a Final Feasibility. The joint venture partners have agreed on a work program for 2014 that advances the Environmental Impact Study so it can be formally submitted to the Colombian regulators during 2014 which is key to advancing the permitting process. Focus will also be given on addressing other project risk issues such as infill drilling of Inferred Mineral Resources, social programs, environmental monitoring and government relations. Gramalote owns two diamond drills and will utilize those two machines to target 8,000 to 10,000 meters of infill drilling in 2014. At this time, a final budget for 2014 has not been agreed on but should be finalized by May. Current budget estimates for 2014 (100% basis) is $27.8 million. Both joint venture partners continue to fund their share of the project costs while final budget options are being reviewed.

Outlook

The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold with consolidated cash operating costs of $667 to $695 per ounce (a similar range as in 2013).

With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions. The potential addition of production from the recently acquired Kiaka Project could add an additional 200,000 ounces of annual gold production in the future.

Clearly B2Gold’s strategy of growth through accretive acquisitions and exploration success to date speaks for itself. Over the last six years, the acquisitions of Central Sun Mining Inc. (the Nicaraguan mines), Auryx Gold Corp. (the Otjikoto Project, Namibia) and CGA Mining Limited (the Masbate Mine, Philippines) have seen the Company grow annual production dramatically. The acquisition of Volta Resources Inc. (the Kiaka Project, Burkina Faso), offers the potential for significant additional production growth.

Due to its strong cash position and cash flow from operations, the Company is fully funded to complete its mine site capital expenditures, exploration, and the construction of the Otjikoto mine, and finish 2014 with a strong cash balance. In 2015, the Company’s cash from operations will increase significantly due to gold production from the Otjikoto mine.

Looking ahead, B2Gold will continue to focus on accretive acquisitions and exploration for continued growth. With a proven technical team, strong financial position and access to capital, the Company is well positioned to utilize its model of growth to continue building a profitable, growth oriented, sustainable intermediate gold producer.

First Quarter 2014 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter results before the North American markets open on Wednesday, May 14, 2014.

B2Gold executives will host a conference call to discuss the results on Wednesday, May 14, 2014 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-446-4472 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=172608. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 1022589)

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, development, production and other activities on the Company’s properties, anticipated technical reports, economic assessments and feasibility studies, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, availability of credit facilities, potential acquisitions and the benefits expected from acquisitions. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian NI 43-101, which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. In addition, this press release uses the terms “reserves” and “probable reserves” within the meaning of NI 43-101.  The definitions of these terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)
	2014	2013

Gold revenue	$129,020	$154,853

Cost of sales

Production costs	(62,305)	(70,345)
Depreciation and depletion	(25,310)	(14,231)
Royalties and production taxes	(4,310)	(3,939)
Inventory fair value adjustments on CGA acquisition	-	(32,354)

Total cost of sales	(91,925)	(120,869)

Gross profit	37,095	33,984

General and administrative	(7,322)	(6,780)
Share-based payments	(3,391)	(2,915)
Foreign exchange losses	(332)	(1,590)
CGA acquisition costs	-	(5,859)
Other	(910)	(1,195)

Operating income	25,140	15,645

Loss on fair value of convertible notes	(38,287)	-
Community relations	(1,509)	(698)
Interest and financing costs	(995)	(347)
Realized losses on derivative instruments	(566)	(405)
Unrealized losses on derivative instruments	(88)	(2,414)
Accretion of mine restoration provisions	(298)	(703)
Write-down of long-term investments	(262)	(3,494)
Other	1,468	(314)

(Loss) income before taxes	(15,397)	7,270

Current income tax, withholding and other taxes	(9,459)	(6,488)
Deferred income tax recovery (expense)	878	(719)

Net (loss) income for the period	$(23,978)	$63

Attributable to:
Shareholders of the Company	$(24,005)	$63
Non-controlling interests	27	-

Net (loss) income for the period	$(23,978)	$63

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.04)	$0.00
Diluted	$(0.04)	$0.00

Weighted average number of common shares outstanding (in thousands)
Basic	671,755	600,379
Diluted	671,755	606,344

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)
	2014	2013

Operating activities
Net (loss) income for the period	$(23,978)	$63
Mine restoration provisions settled	(256)	(195)
Non-cash charges (credits)
Depreciation and depletion	25,310	14,231
Loss on fair value of convertible notes	38,287	-
Share-based payments	3,391	2,915
Write-down of long-term investments	262	3,494
Deferred income tax (recovery) expense	(878)	719
Unrealized losses on derivative instruments	88	2,414
Accretion of mine restoration provisions	298	703
Amortization of deferred revenue	-	(9,395)
Inventory fair value adjustments on CGA acquisition	-	32,354
Other	777	(307)

Cash provided by operating activities before changes in non-cash working capital	43,301	46,996

Changes in non-cash working capital	(22,579)	5,200
Change in long-term value added tax receivables	(2,985)	(1,853)

Cash provided by operating activities	17,737	50,343

Financing activities
Otjikoto equipment loan facility, drawdowns net of transaction costs	11,326	-
Repayment of Otjikoto equipment loan facility	(508)	-
Payment of finance lease obligations	(1,608)	(1,763)
Repayment of Libertad equipment loan	(155)	-
Revolving credit facilities, proceeds	-	25,000
Masbate project loan repayments	-	(4,481)
Common shares issued for cash	1,414	1,299
Restricted cash	(1,969)	-
Interest and commitment fees paid	(6,024)	(435)

Cash provided by financing activities	2,476	19,620

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(49,909)	(7,837)
Otjikoto, mobile mine equipment	(6,761)	-
Otjikoto, power plant	(3,431)	-
Otjikoto, prestripping	(1,382)	-
Gramalote, prefeasibility and exploration	(3,255)	(14,837)
Masbate Mine, development and sustaining capital	(9,531)	(4,196)
Libertad Mine, development and sustaining capital	(6,391)	(4,958)
Libertad Mine, Jabali development	(1,384)	(3,516)
Limon Mine, development and sustaining capital	(4,840)	(4,045)
Other exploration and development	(8,178)	(6,710)
Cash received for EVI preference shares	5,487	-
Purchase of EVI preference shares	-	(6,458)
Cash acquired on CGA acquisition	-	56,088
CGA acquisition costs paid	-	(16,012)
Purchase of long-term investment	-	(3,997)
Other	163	(757)

Cash used by investing activities	(89,412)	(17,235)

(Decrease) increase in cash and cash equivalents	(69,199)	52,728

Cash and cash equivalents, beginning of period	252,736	67,949

Cash and cash equivalents, end of period	$183,537	$120,677

Supplementary cash flow information

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)
	As at March 31, 2014	As at December 31, 2013
Assets
Current
Cash and cash equivalents	$183,537	$252,736
Accounts receivable and prepaids	18,378	26,273
Value-added and other tax receivables	29,766	19,823
Inventories	82,021	75,665

	313,702	374,497

Long-term investments (carried at quoted market values)	21,772	20,769

Value-added tax receivables	30,874	28,875

Mining interests
- Owned by subsidiaries	1,571,715	1,517,277
- Investments in joint ventures	153,454	150,168

Goodwill	202,070	202,070

Other assets	18,788	16,070

	$2,312,375	$2,309,726

Liabilities
Current
Accounts payable and accrued liabilities	$36,494	$65,812
Current taxes payable	13,497	15,658
Current portion of long-term debt	22,804	12,965
Current portion of unrealized fair value of derivative instruments	1,633	2,563
Current portion of mine restoration provisions	1,345	1,351
Other	473	472

	76,246	98,821

Unrealized fair value of derivative instruments	1,198	205

Long-term debt	339,344	300,447

Mine restoration provisions	45,497	45,449

Deferred income taxes	186,496	186,811

Employee benefits obligation	6,938	6,626

	655,719	638,359

Equity
Shareholders’ equity

Share capital

Issued: 676,024,871 common shares (Dec 31, 2013 – 674,719,721)	1,522,126	1,519,217

Contributed surplus	55,208	52,333

Accumulated other comprehensive loss	(37,310)	(40,539)

Retained earnings	108,635	132,640

	1,648,659	1,663,651

Non-controlling interests	7,997	7,716

	1,656,656	1,671,367

	2,312,375	$2,309,726

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)
	2014

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367

January 1, 2014 to March 31, 2014:
Net loss for the period	-	-	-	-	(24,005)	27	(23,978)
Cumulative translation adjustment	-	-	-	2,406	-	254	2,660
Unrealized gain on investments	-	-	-	823	-	-	823
Exercise of stock options	1,135	1,414	-	-	-	-	1,414
Shares issued on vesting of RSU	170	611	(611)	-	-	-	-
Share based payments - expensed	-	-	3,391	-	-	-	3,391
Share based payments – capitalized to mining interests	-	-	979	-	-	-	979
Transfer to share capital on exercise of stock options	-	884	(884)	-	-	-	-

Balance at March 31, 2014	676,025	$1,522,126	$55,208	$(37,310)	$108,635	$7,997	$1,656,656

	2013

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2012	393,308	$468,550	$35,383	$(6,793)	$62,807	$6,372	$566,319

January 1, 2013 to March 31, 2013:
Net income for the period	-	-	-	-	63	-	63
Shares issued for CGA Mining acquisition	251,974	984,870	-	-	-	-	984,870
Cumulative translation adjustment	-	-	-	(9,151)	-	(482)	(9,633)
Reclassify unrealized loss on investment from AOCI to income statement	-	-	-	1,407	-	-	1,407
Unrealized loss on investments	-	-	-	(3,138)	-	-	(3,138)
Exercise of stock options	654	1,299	-	-	-	-	1,299
Shares issued on vesting of RSU	170	597	(597)	-	-	-	-
Share based payments - expensed	-	-	2,915	-	-	-	2,915
Share based payments – capitalized to mining interests	-	-	1,406	-	-	-	1,406
Transfer to share capital on exercise of stock options	-	630	(630)	-	-	-	-

Balance at March 31, 2013	646,106	$1,455,946	$38,477	$(17,675)	$62,870	$5,890	$1,545,508

April 1, 2013 to December 31, 2013:
Net income for the period	-	-	-	-	67,240	-	67,240
Shares issued for Volta acquisition	23,332	46,423	-	-	-	-	46,423
Exercise of EVI option	-	-	-	-	2,530	2,565	5,095
Cumulative translation adjustment	-	-	-	(27,108)	-	(739)	(27,847)
Unrealized gain on investments	-	-	-	4,244	-	-	4,244
Exercise of stock options	946	1,070	-	-	-	-	1,070
Shares issued for RSU	1,823	5,715	(5,715)	-	-	-	-
Shares issued to EVI	2,513	7,600	-	-	-	-	7,600
Share based payments - expensed	-	-	15,413	-	-	-	15,413
Share based payments – capitalized to mining interests	-	-	3,700	-	-	-	3,700
Stock options issued on Volta Resources acquisition	-	-	949	-	-	-	949
Tax benefit related to share issue costs	-	1,972	-	-	-	-	1,972
Transfer to share capital on exercise of stock options		491	(491)	-	-	-	-

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367